Renal Care Group INC

2001 Report to Shareholders


Moments worth living.

Company Profile

Renal Care Group, Inc. is a dialysis services company that provides care to patients with kidney disease. At December 31, 2001, the Company provided dialysis and ancillary services to approximately 18,800 patients through 238 owned outpatient dialysis facilities, in addition to providing acute dialysis services to 120 hospitals. Approximately 6,000 associates provided services in the Company's 26-state network.

Financial Highlights

Years Ended December 31,	2000	2001
(in thousands, except per share data)		
Net revenues	$ 624,555	$ 755,082
Operating costs and expenses	476,062	574,091
Depreciation and amortization	32,321	38,945
Income from operations	116,172	142,046
Interest expense, net	5,015	2,636
Income before special charges, minority interest and taxes [1]	111,157	139,410
Minority interest	10,012	15,478
Income before special charges and income taxes [1]	101,145	123,932
Income tax expense	38,455	47,331
Net income before special charges [1]	$ 62,690	$ 76,601
Diluted earnings per share before special charges [1]	$ 1.31	$ 1.52
Net income	$ 51,459	$ 76,601
Diluted earnings per share	$ 1.07	$ 1.52
Diluted weighted average shares outstanding	47,948	50,433

December 31,	2000	2001
(in thousands)		
Total assets	$ 582,672	$ 652,257
Long-term debt	$ 58,316	$ 3,776
Stockholders' equity	$ 394,122	$ 510,251

[1] *For the year ended December 31, 2000, excluding the impact of the lab settlement or restructuring charge related to the write-off of the Company's wound care business and certain merger expenses*

Net Patient Revenues *(In millions)*


900
750
600
450
300
150
96 97 98 99 00 01

Total Number of Centers


300
250
200
150
100
50
96 97 98 99 00 01

Total Treatments *(In thousands)*


3,000
2,500
2,000
1,500
1,000
500
96 97 98 99 00 01

Net Earnings Per Share *($)*


1.80
1.50
1.20
0.90
0.60
0.30
96 97 98 99 00 01

To dialysis patients, life is especially precious. Each new day is special because it would not be theirs to enjoy were it not for the wonders of technology and organizations that provide life-sustaining dialysis service.

Renal Care Group is privileged to be a national provider of life-sustaining dialysis services. The lifeline we provide to the more than 18,000 patients we serve means more to them than we can ever know. We take great pride in the fact that every day we extend a life gives our family of patients more precious time to spend with their families doing the things the rest of us may take for granted. Our patients are the real heroes. Against all odds, they live life to the fullest and cherish every golden moment. We are in the business of not only prolonging life, but also improving the quality of life.

In 1995, our company found this specialized niche that enabled us to align our interests as providers of high-quality healthcare services (serving our patients) with those as operators of a financially successful enterprise (serving our investors). Our subsequent growth and success were due to the guiding principles with which we began: focusing our operations and our goals, as a physician-centered organization, around the quality of patient care.

By every measure we have moved ahead strongly — and, we believe, have provided a model that is moving our field forward, too. We have become a company that operates 238 facilities in 26 states. We have increased our revenues more than ten times over the past six years. The number of patients we serve has grown by more than 300 percent. Following our quality-driven approach, we have achieved a strong track record for delivering care that is simultaneously cost-effective, superior to the recognized standards for our field, and continuously improving.

Though we are not the largest company in our field, we believe we have helped establish a pathway for others to follow — and that others are noticing. The addition of Renal Care Group to the New York Stock Exchange in 2001 (under the symbol RCI) represents an important validation of both our concept and our exceptional results over the past six years. Most important of all, however, is the life-sustaining difference our team made for more than 18,000 patients across the United States last year. For them, and for their families, the services we provide truly mean the opportunity to live well another day, another week, another year and beyond.

A Higher Calling.

Renal Care Group owes its existence not simply to investors' recognition of our industry's attractive fundamentals but to something even more fundamental: our mission of helping patients enjoy the moments that make life worth living. Our company was founded by a team that brought together five nephrology practices with strong business expertise. Because of our physician-driven heritage, from the beginning we have concentrated on patient care and enhancing outcomes.

Primarily, we're a specialized provider of kidney dialysis services. For a variety of reasons, that has always been — and remains — a higher calling. End-stage renal disease (ESRD), or chronic kidney failure, is irreversible. Left unattended, it is inevitably fatal. Without a kidney transplant — an option available only to a limited few — the only treatment is dialysis, which



"We have a provider's mission of helping patients enjoy the moments that make life worth living."

patients must receive for the rest of their lives, either daily in their homes or, more commonly, in a free-standing center or hospital three times every week, for four hours or more each time. In short, dialysis is a technological wonder, giving each patient the gift of life in a day-to-day victory over an incurable disease.

Dialysis is literally a lifeline for more than 290,000 Americans, many of whom lead active, productive lives in spite of ESRD. Their number continues to grow dramatically. In fact, within a span of just 14 years, from 1982 to 1995, the number of ESRD patients more than tripled. Diabetes, which along with hypertension is the most common cause of kidney failure, is increasing at an almost epidemic rate in the United States. The aging of the overall population likewise has contributed to a rise in ESRD, since nearly one of every 1,000 Americans ages 65 and over will experience kidney failure — and this demographic trend is expected to persist with no end in sight.

Medical advances also have increased the demand for kidney dialysis. With a well-managed program of care, dialysis patients are living longer. Improved treatment has also meant higher survival rates for diabetes and hypertension sufferers, a number of whom will develop ESRD. And, thanks to refinements in technology, some ESRD patients who previously could not withstand dialysis now can benefit from the treatment. As a result of all these factors, the market for the dialysis services Renal Care Group provides is not only sizable, but growing at approximately five percent every year.

Providing dialysis services has become a $10 billion industry. These revenues are both recurring and predictable — not only because patients require more than 150 treatments per year for life, but also because Medicare provides funding for all dialysis patients who qualify for Social Security, regardless of their age. Medicare reimbursement, which has experienced only relatively modest increases since 1985, rose by 1.2 percent in 2000 and by 2.4 percent in 2001.

Finally, our industry is steadily consolidating. Though this process has been occurring over the past decade, more than 35 percent of all dialysis centers in the United States are still operated by hospitals and other independent providers, such as nephrology practice groups. Increasingly, these providers are seeking partners, such as Renal Care Group, with the expertise and resources to help them develop fully integrated networks for managing ESRD.



As part of our overall strategy, we have worked to acquire and develop dialysis centers in targeted markets around the country. In addition, we have entered into agreements with a number of leading hospitals and university medical systems to manage their ESRD programs, and we have affiliated our centers with nephrology practice groups. Following this approach, we have developed comprehensive, integrated networks for cost-effectively managing the full continuum of care of ESRD patients.

Perfect Alignment Of Interests.

First and foremost, however, our business strategy flows from the philosophy of our founders. It is almost deceptively simple — providing superior care is not only in the best interests of our patients but is also in the best interests of our company and our shareholders. There is a direct correlation between the health of our patients and the health of Renal Care Group. It is unusual within the healthcare field to find such a nearly perfect alignment of interests. But our unshakable principle from the start — and one that has been borne out by our experience — is that the relationship between quality and cost-efficiency is not adversarial but complementary.

There are sound business reasons why delivering better, more coordinated care helps Renal Care Group stand out as a cost-effective provider. Patients with ESRD typically suffer from a number of other conditions and complications, such as diabetes, hypertension, heart disease and infections. As a result, they spend an average of 14 days in the hospital each year. In addition, nearly one in four ESRD patients nationwide dies each year.

These statistics, though sobering, are not inevitable consequences of chronic kidney failure. They also highlight the potential for improving the longevity and quality of patients' lives — as well as the performance of companies that manage ESRD. Reducing the number of annual hospital days, for example, offers obvious benefits to the patient; it also benefits the dialysis center, which can provide additional treatments that a patient would otherwise miss or receive in a hospital. Similarly, lowering the mortality rate of ESRD patients means that they will continue receiving dialysis services during their remaining years.

Thus, by better and more thoroughly managing care, under the overall guidance of a nephrologist, we help patients live better and longer while also helping our company. For both these reasons, we have always made the goal of enhancing patient outcomes our overarching priority. This concept is embedded in our corporate culture and anchors our daily operations. You will see it in everything we do – from our approach to treatment, to the measurement of results, to the major investments we make to ensure that our centers enjoy the newest equipment and latest technologies.

To Us, Physician Leadership Isn't Just A Concept. It's A Strategy.

Our Medical Advisory Board, a legacy of our physician heritage, develops our clinical protocols and policies and establishes clinical benchmarks. These physicians also oversee our Continuous Quality Improvement program, through which we monitor treatment parameters and outcomes.


What enhances my life?
More days to sing God's praises.

Singing has allowed me to travel across the country and share my faith with others. Gospel music represents who I am and what I believe, and every hymn nourishes my whole being – body, heart and soul.

–George Younce
Singer, Gospel Music Hall of Fame Member
Renal Care Group Patient


What enhances my life?
More chances to see beauty unfold.

With every Spring, I experience the rejuvenation of life, the nourishing feeling that comes from even the simplest garden, the incredible scent of the smallest flower. I cherish each one.

–Ellie Durrett

Green thumb, National American Association of Kidney Patients Board Member

Renal Care Group Patient





Four times a year, the Medical Advisory Board meets to review the data and evaluate our protocols. Paralleling these efforts, each dialysis center has its own quality assurance committee that monitors the quality of care patients receive.

Under the leadership of our Medical Advisory Board and in coordination with other advisory boards, benchmarks for quality indicators are developed, and we use the data we gather to help establish clinical pathways. Then we share these "best practices" with our facilities. We also provide every physician who treats patients at our centers with quality and outcome information from that facility, from our other facilities in that market, and from our facilities throughout the country. In these ways, we have systematically worked to be our industry's low-cost, high-quality provider.

And we have scored notably better than the norms for our field. Renal Care Group patients spend two fewer days in the hospital per year than the overall national average. Our mortality rate is eight percent lower. Nationally, 82 percent of ESRD patients experience a urea reduction rate (URR) — the key measure of the effectiveness of dialysis treatment — of at least 65 percent. By contrast, 88.3 percent of Renal Care Group patients achieve a URR of at least 65 percent (and nearly 75 percent of them record a URR of better than 70 percent). As a direct result of all these indicators, we enjoy higher-than-average internal growth in the markets we serve.

Perhaps more vividly than anything else, the performance of dialysis facilities we have acquired demonstrates the correlation between improving the quality of care and improving financial results. In 1996 and 1997, our company purchased approximately 60 dialysis centers. When Renal Care Group assumed operating responsibility, on average less than half of the patients at these facilities enjoyed urea reduction rates of higher than 70 percent. Fewer than eight in ten scored higher than 30 percent on hematocrit levels (which measure the effectiveness of managing anemia, a common complication with dialysis treatment). By the end of 2001, the percentage of patients at these acquired facilities with URR higher than 70 had improved to 72 percent, while the number meeting our goal for hematocrit levels had risen to 89 percent. Not coincidentally, the number of patients at these centers had increased more than 40 percent and EBITDA had increased almost 600 basis points. We do not merely believe that optimal care drives superior financial results. Our history has demonstrated it. We have done well by doing good.

Growth Through Caring.

Just as there is significant potential for improving both the clinical and financial performance of the facilities we have acquired, there also are excellent opportunities for expanding our company. In our first six years, we have experienced dramatic growth — *Fortune* magazine has named Renal Care Group as one of America's fastest growing companies — and we are well situated in a variety of ways to grow even further.

Some of our growth has been internal. In part, this trend has resulted from the growth of the population of ESRD patients nationwide, and, in part, it has been fueled by our own efforts to improve outcomes by ensuring that our patients receive excellent, well-coordinated care.

In addition, we continue to grow externally. In 2001, we opened 14 new dialysis centers around the country. We also have steadily, yet selectively, pursued acquisitions of existing facilities.


What enhances my life?
More time to share my passion.

Music is the universal language that inspires and touches us all. Teaching students of all ages to express their feelings through harmony and song is one way I can use my love of music to build a better world.

–Danny Darrington
Vocal Music Teacher
Renal Care Group Patient


What enhances my life?
More moments to shape a future.

Every child has the potential to enjoy new worlds, experience different viewpoints and achieve great things. Whether that first encounter with a volunteer counselor or a recreational afternoon with a beloved grandchild, time spent with children is always precious.

–Deloris Cox
Grandmother, Part-time employee in Public School System,
President Kansas Dialysis Association
Renal Care Group Patient



Sam A. Brooks, Jr.

Taking advantage of the momentum for these providers to align themselves with strong partners, we have expanded through acquisitions each year, and the field for potential partners remains fertile. In the past year alone, we acquired facilities in Washington, New Mexico, Tennessee and Colorado, adding 875 patients to those we already serve.

While our rate of growth has always been strong, our approach has been strategically targeted. We carefully focus our acquisitions to complement our existing centers, enabling us to build strong local and regional presences and create operational synergies. Following this strategy, we have expanded our share of patients and achieved a strong position in each of the regional markets where we provide care. We have been equally selective in opening newly constructed facilities, developing them only in areas where we already have established a presence.

Meanwhile, we have carefully maintained a prudent capital structure, with a strong free cash flow and 0.7 percent debt-to-capital ratio. As a result, Renal Care Group is well poised to take advantage of emerging opportunities as a leader in consolidation.

Finally, we continue to broaden and deepen the relationships we have established with some of the nation's leading university medical centers. Our company manages dialysis programs in affiliation with such prestigious hospitals as Vanderbilt University Medical Center, The Cleveland Clinic Foundation, St. Louis University Hospital, Northwestern University, and several others. By working closely with these research and teaching institutions, we believe our company reaps a number of distinct benefits. For one, we're uniquely situated to be part of and learn from cutting-edge studies that will enable our centers to continue improving patient outcomes. Meanwhile, our university affiliations strengthen our relationships with local nephrologists as well as with medical residents who may choose the field as their specialty. These associations also serve to distinguish Renal Care Group within our industry, and they are largely possible because of our physician-directed heritage. In this tangible way, our past is also our future.

Remarkable Growth And Increased Moments.

In just six years, Renal Care Group has grown remarkably, exceeding even our optimistic early scenarios. Such growth would be inconceivable without a healthcare niche that offers strong fundamentals along with financial incentives for investing in improved care. Yet it is equally unimaginable that our company would be where it is without its founding, physician-centered philosophy. Renal Care Group is unparalleled in its field – we are ideally situated and pursuing strong ideals. But we have not yet reached our destination. Now, as our arrival on the New York Stock Exchange testifies, we are well positioned to build on our heritage — and, in the process, to build a stronger company for our shareholders and increase the moments that make life worth living for our patients.

Sincerely,

Sam Brooks

Sam A. Brooks, Jr.
President and Chief Executive Officer

Company Operations



○ Outpatient Dialysis Centers ▤ Regional Offices ☆ Corporate Office △ University Affiliations

Alabama
○ 5
Alaska
○ 2
Arizona
○ 26
▤ 1
Arkansas
○ 10
△ 1
Colorado
○ 2
Florida
○ 7
Idaho
○ 1
Illinois
○ 15
▤ 1
△ 1

Indiana
○ 20
▤ 1
Kansas
○ 11
▤ 1
Kentucky
△ 1
Louisiana
○ 1
Michigan
○ 5
Mississippi
○ 32
▤ 1
Missouri
○ 6
△ 1
Nebraska
○ 1

New Jersey
○ 3
New Mexico
○ 3
Ohio
○ 14
△ 2
Oklahoma
○ 3
Oregon
○ 9
△ 1
Pennsylvania
○ 6
▤ 1
Tennessee
○ 2
△ 1
☆ 1

Texas
○ 35
▤ 1
Washington
○ 9
Wisconsin
○ 1
△ 1

The selected financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are derived from the audited consolidated financial statements of the Company and its subsidiaries. The consolidated financial statements and related notes to Consolidated Financial Statements for the years ended December 31, 1999, 2000 and 2001, together with the related Report of Independent Auditors are included elsewhere in this Annual Report. The following data should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this Annual Report.

Selected Financial Data *(in thousands, except per share data)*	Year Ended December 31, 1997	1998	1999	2000	2001
INCOME STATEMENT DATA:					
Net revenue	$274,518	$441,063	$541,895	$622,575	$755,082
Patient care costs	189,284	292,113	351,367	402,009	489,271
General and administrative expenses	27,827	43,894	51,315	57,104	64,530
Provision for doubtful accounts	8,072	13,484	14,632	16,949	20,290
Depreciation and amortization	12,070	22,241	27,835	32,321	38,945
Restructuring charge	–	–	–	9,235	–
Merger expenses	300	1,000	4,300	3,766	–
Total operating costs and expenses	237,553	372,732	449,449	521,384	613,036
Income from operations	36,965	68,331	92,446	101,191	142,046
Interest expense, net	1,976	6,558	6,224	5,015	2,636
Income before income taxes and minority interest	34,989	61,773	86,222	96,176	139,410
Minority interest	955	3,492	7,768	10,011	15,478
Income before income taxes	34,034	58,281	78,454	86,165	123,932
Provision for income taxes	12,736	21,601	31,367	34,706	47,331
Net income	$ 21,298	$ 36,680	$ 47,087	$ 51,459	$ 76,601
Basic net income per share	$ 0.57	$ 0.84	$ 1.05	$ 1.12	$ 1.59
Basic weighted average shares outstanding	37,398	43,740	45,015	46,048	48,113
Diluted net income per share	$ 0.54	$ 0.79	$ 1.00	$ 1.07	$ 1.52
Diluted weighted average shares outstanding	39,496	46,367	47,052	47,948	50,433

	December 31, 1997	1998	1999	2000	2001
BALANCE SHEET DATA:					
Working capital	$ 22,045	$ 47,851	$ 73,651	$ 108,915	$ 102,839
Total assets	311,661	433,687	500,906	582,672	652,257
Long-term debt	49,844	90,928	79,690	58,316	3,776
Stockholders' equity	191,720	248,180	311,839	394,122	510,251

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, contained elsewhere in this Annual Report.

Overview

Renal Care Group provides dialysis services to patients with chronic kidney failure. As of December 31, 2001, the Company provided dialysis and ancillary services to approximately 18,800 patients through 238 outpatient dialysis centers in 26 states, in addition to providing acute dialysis services in 120 hospitals. During 2001, the Company also provided limited wound care and diabetic care services; however, Renal Care Group exited these businesses during the second quarter of 2001.

For the comparison discussion that follows, the selected financial data include the financial information of some companies acquired in previously reported transactions that were accounted for as poolings-of-interests. Because the companies added in pooling transactions were independent and not operated by Renal Care Group's management before the dates of acquisition, the historical results of such companies before they were acquired may not be indicative of future performance.

Renal Care Group's net revenue has been derived primarily from the following sources:

- outpatient hemodialysis services;
- ancillary services associated with outpatient dialysis, primarily the administration of erythropoietin (also known as Epogen® or EPO) and other drugs;
- home dialysis services;
- inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;
- laboratory services; and
- management contracts with hospital-based and medical university dialysis programs.

Patients with end-stage renal disease typically receive three dialysis treatments each week in an outpatient setting, with reimbursement for these services provided primarily by the Medicare ESRD program based on rates established by the Centers for Medicare and Medicaid Services ("CMS"), which was previously known as the Health Care Financing Administration, or HCFA. For the year ended December 31, 2001, approximately 55% of the Company's net revenue was derived from reimbursement under the Medicare and Medicaid programs. Medicare reimbursement is subject to rate and other legislative changes by Congress and periodic changes in regulations, including changes that may reduce payments under the ESRD program. Effective on both January 1, 2000 and January 1, 2001, Congress increased the Medicare composite rate by 1.2% each year. An additional increase of 1.2% took effect April 1, 2001. The April 1, 2001 increase included an adjustment factor that made that 1.2% increase effective for all of 2001. Accordingly, the net result of the 1.2% increases on January 1, 2001 and April 1, 2001, plus the April adjustment factor, was an effective increase of 2.4% for calendar year 2001. Neither Congress nor CMS approved an increase in the composite rate for 2002.

The Medicare composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies used for such treatment, certain laboratory tests and medications, and most of the home dialysis services provided by Renal Care Group. Certain other services, laboratory tests, and drugs are eligible for separate reimbursement under Medicare and are not part of the composite rate, including specific drugs such as EPO and certain physician-ordered tests provided to dialysis patients.

For patients with private health insurance, dialysis is typically reimbursed at rates higher than Medicare during the first 30 months of treatment. After that period Medicare becomes the primary payor. Reimbursement for dialysis services provided pursuant to a hospital contract is negotiated with the individual hospital and generally is higher on a per treatment equivalent basis than the Medicare composite rate. Because dialysis is a life-sustaining therapy used to treat a chronic disease, utilization is predictable and is not subject to seasonal fluctuations.

Renal Care Group derives a significant portion of its net revenue and net income from the administration of EPO. EPO is manufactured by a single company, Amgen, Inc. In May 2001, Amgen implemented its second increase of 3.9% in as many years. This increase did not affect Renal Care Group's results of operations in 2001 because Renal Care Group's contract with Amgen included price protection for all of 2001.

Management believes this 2001 increase will adversely affect earnings in 2002 by up to $0.05 per share, if Renal Care Group is unable to mitigate the price increase through its contract with Amgen or other means. Based on the status of discussions with Amgen and the Company's contract with Amgen for the year 2002, management believes that Renal Care Group may be able to mitigate between 20% and 25% of this adverse effect; however, the Company can give no assurances in regard to its ability to mitigate the price increase.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission issued a financial reporting release, FR-60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies.* In accordance with FR-60, management has identified the following accounting policies that it considers critical to the business of Renal Care Group. These policies were identified based on their importance to the Consolidated Financial Statements as well as on the degrees of subjectivity and complexity involved in these policies. In addition to these critical policies, a summary of significant accounting policies is included in the notes to the Company's Consolidated Financial Statements, contained elsewhere in this Annual Report.

Net Revenue and Contractual Provisions

The Company recognizes revenues net of contractual provisions as services are provided. Contractual provisions represent the difference between Renal Care Group's gross billed charges and the amount the Company expects to receive. Under the Medicare ESRD program, Medicare reimbursement rates for outpatient dialysis treatments are fixed under a composite rate structure. The composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies for such treatment, certain laboratory tests and certain medications. There are other drugs, laboratory tests and services that are eligible for separate reimbursement outside the composite rate. Most state Medicaid plans follow reimbursement methodologies similar to that used by the Medicare program, but other payors, such as private insurance plans and managed care payors, reimburse Renal Care Group under established contractual arrangements. Each of these payor sources provides unique challenges to the process of recording contractual provisions.

Renal Care Group has made significant investments in human resources and information systems, which enable its computerized billing systems to estimate the appropriate amount of contractual provisions to record as services are provided. Actual levels of reimbursement, however, are sometimes difficult to determine due to the complexity of the applicable regulations or payor contracts. As a result, Renal Care Group may in fact collect more or less than the amount expected when the services are provided. In addition, regulations and contracts may be changed, making system updates and maintenance necessary for an accurate estimation of net revenue. As a result, management may make adjustments to the contractual provisions estimated by the system based on actual collection experience and other factors.

Provision for Doubtful Accounts

Collecting its outstanding receivable balances is critical to the success of the Company. Renal Care Group's primary source of collection risk is related to the portion of its gross charges for which the patient is responsible. The patients' responsibility is typically 15-20% of gross charges. The Company records its estimate of the provision for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors, including the analysis of payor mix, subsequent collection analysis and review of detailed accounts receivable agings. Significant changes in payor mix or business office operations of Renal Care Group could have a significant impact on Renal Care Group's results of operations and cash flows.

Self Insurance Accruals

From time to time, Renal Care Group is subject to medical malpractice or workers compensation claims or lawsuits in the ordinary course of business. To mitigate a portion of this risk, the Company maintains insurance for malpractice claims exceeding certain individual and aggregate amounts and workers compensation claims exceeding certain individual and aggregate amounts. The Company estimates its self-insured retention portion of these malpractice and workers compensation risks using historical claims data, demographic factors and other assumptions. The estimated accrual for malpractice and workers compensation claims could be significantly affected if current and future occurrences differ from historical claims trends. While management monitors current claims closely and considers outcomes when estimating its insurance accruals, the complexity of the claims and the wide range of potential outcomes often complicate the Company's ability to make precise estimates.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of
Renal Care Group reviews its long-lived assets and identifiable intangibles for impairment whenever management identifies events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. The computation of future net cash flows is often complex and includes subjective assumptions. If management determines that assets are impaired, then impairment is equal to the amount by which the carrying amount of the assets exceeds the fair value of the assets, as determined by independent appraisals or estimates of discounted future cash flows.

Results of Operations
The following table sets forth results of operations (in thousands) for the periods indicated and the percentage of net revenue represented by the respective financial line items:

	Year Ended December 31,					
	1999		2000		2001	
Net revenue	$ 541,895	100.0%	$ 622,575	100.0%	$ 755,082	100.0%
Patient care costs	351,367	64.8	402,009	64.6	489,271	64.8
General and administrative expenses	51,315	9.5	57,104	9.2	64,530	8.5
Provision for doubtful accounts	14,632	2.7	16,949	2.7	20,290	2.7
Depreciation and amortization	27,835	5.1	32,321	5.2	38,945	5.2
Restructuring charge	–	–	9,235	1.5	–	–
Merger expenses	4,300	0.8	3,766	0.6	–	–
Total operating costs and expenses	449,449	82.9	521,384	83.7	613,036	81.2
Income from operations	92,446	17.1	101,191	16.3	142,046	18.8
Interest expense, net	6,224	1.1	5,015	0.8	2,636	0.3
Minority interest	7,768	1.4	10,011	1.6	15,478	2.0
Income before income taxes	78,454	14.5	86,165	13.8	123,932	16.4
Income tax expense	31,367	5.8	34,706	5.6	47,331	6.3
Net income	$ 47,087	8.7%	$ 51,459	8.3%	$ 76,601	10.1%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000
Net Revenue. Net revenue increased from $622.6 million for the year ended December 31, 2000 to $755.1 million for the year ended December 31, 2001, an increase of $132.5 million, or 21.3%. This increase resulted primarily from an 11.1% increase in the number of treatments from 2,418,619 in 2000 to 2,686,181 in 2001 and an increase in the average net revenue per dialysis treatment. The growth in treatments was the result of the acquisition and development of various dialysis facilities and a 5.4% increase in same-center treatments for 2001 over 2000. In addition, average net revenue per dialysis treatment increased 10.8% from $251 in 2000 to $278 in 2001. The increase in revenue per treatment was generally due to the implementation of price increases to commercial payors implemented beginning in the fourth quarter of 2000, a stronger payor mix in two businesses acquired in the fourth quarter of 2000, the effect of the 2.4% increase in the Medicare ESRD composite rate and increases in the utilization of certain drugs.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs and other medical supplies, and operational costs of facilities. Patient care costs increased from $402.0 million for the year ended December 31, 2000 to $489.3 million for the year ended December 31, 2001, an increase of 21.7%. This increase was due principally to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue increased from 64.6% in 2000 to 64.8% in 2001. Patient care costs per treatment increased 9.6% from $166 in 2000 to $182 in 2001. These increases were due to increased labor costs to address wage pressures in many of the Company's markets, the increase in the utilization of certain drugs and generally higher patient care costs in two businesses acquired in the fourth quarter of 2000. Management expects continued labor wage pressures and increases in medical malpractice costs to occur in 2002.

General and Administrative Expenses. General and administrative expenses include corporate office costs and facility costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $57.1 million for the year ended December 31, 2000 to $64.5 million for the year ended December 31, 2001, an increase of 13.0%. General and administrative expenses as a percentage of net revenue decreased from 9.2% in 2000 to 8.5% in 2001, primarily as the result of leveraging general and administrative costs over a larger base of business as acquisitions have been integrated without a corresponding increase in general and administrative expense.

Provision for Doubtful Accounts. The provision for doubtful accounts is determined as a function of payor mix, billing practices, and other factors. Renal Care Group reserves for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. The provision for doubtful accounts increased from $16.9 million in 2000 to $20.3 million in 2001, an increase of approximately $3.4 million, or 20.1%. The provision for doubtful accounts as a percentage of net revenue remained consistent at 2.7% in both 2000 and 2001.

Depreciation and Amortization. Depreciation and amortization increased from $32.3 million for the year ended December 31, 2000 to $38.9 million for the year ended December 31, 2001, an increase of 20.4%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of the goodwill and other intangible assets associated with acquisitions closed prior to June 30, 2001, that were accounted for as purchases.

Restructuring Charge. The Company recorded a restructuring charge of $9.2 million during 2000. The charge resulted from the Company's decision to cease providing wound care services and to focus on its core dialysis business. The restructuring charge principally represented impairment charges for goodwill and property and equipment associated with the wound care business along with anticipated severance costs, contract termination costs and other associated charges. During the second quarter of 2001, the Company sold certain assets and transferred certain liabilities associated with the wound care business in a transaction with a third party. Proceeds from this transaction equaled the net book value of the assets sold less liabilities transferred; accordingly, no gain or loss was recognized in 2001.

Merger Expenses. Merger expenses of $3.8 million for the year ended December 31, 2000, represent legal, accounting and employee severance costs and related benefits and other costs associated with the assimilation and transition of the merger with Renal Disease Management by Physicians, Inc.

Income from Operations. Income from operations increased from $101.2 million for the year ended December 31, 2000 to $142.0 million for the year ended December 31, 2001, an increase of 40.3%. Income from operations as a percentage of net revenue increased from 16.3% in 2000 to 18.8% in 2001 largely as a result of the factors discussed above.

Interest Expense, Net. Interest expense of $2.6 million for the year-ended December 31, 2001 decreased $2.4 million compared to $5.0 million for the year ended December 31, 2000. The decrease was the result of lower average borrowings as the Company successfully repaid all amounts due under its outstanding line of credit, which amounts were $54.0 million at the beginning of the year.

Minority Interest. Minority interest represents the proportionate equity interest of other partners in the Company's consolidated entities that are not wholly owned whose financial results are included in the Company's consolidated results. Minority interest as a percentage of net revenue increased to 2.0% in 2001 from 1.6% in 2000. This increase was the result of the continued expansion of the operations of Renal Care Group's joint ventures, primarily those in Ohio, Washington, and Oregon, as well as an increase in the number of facilities operated as joint ventures.

Income Tax Expense. Income tax expense increased from $34.7 million in 2000 to $47.3 million in 2001, an increase of $12.6 million or 36.3%. The increase is a result of pre-tax earnings increasing by 43.8%.

The Company's effective tax rate decreased from 40.3% in 2000 to 38.2% in the current year. This decrease is primarily the result of certain non-deductible costs in 2000 that resulted from the restructuring charge described above and certain non-deductible merger costs incurred in 2000.

Net Income. Net income increased from $51.5 million in 2000 to $76.6 million in 2001, an increase of $25.1 million or 48.7%. This increase is a result of the items discussed above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenue. Net revenue increased from $541.9 million for the year ended December 31, 1999 to $622.6 million for the year ended December 31, 2000, an increase of $80.7 million, or 14.9%. This increase resulted primarily from a 9.2% increase in the number of treatments from 2,215,728 in 1999 to 2,418,619 in 2000. This growth in treatments was the result of the acquisition and development of various dialysis facilities and a 7.1% increase in same-center treatments for 2000 over 1999. In addition, average net revenue per dialysis treatment increased 5.9% from $237 in 1999 to $251 in 2000. The increase in revenue per treatment was due to an improvement in the Company's payor mix, the 1.2% increase in the Medicare ESRD composite rate, increases in the utilization of some drugs, and increases in acute hospital services.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs, and other medical supplies and operational costs of facilities. Patient care costs increased from $351.4 million for the year ended December 31, 1999 to $402.0 million for the year ended December 31, 2000, an increase of 14.4%. This increase was due to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue decreased from 64.8% in 1999 to 64.6% in 2000. Patient care costs per treatment increased 4.4% from $159 in 1999 to $166 in 2000. This increase was due to Amgen's 3.9% increase in the price of EPO, increased labor costs to address wage pressures in many of the Company's markets, the cost of providing in-house laboratory services and other health care inflation.

General and Administrative Expenses. General and administrative expenses include corporate office costs and facility costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $51.3 million for the year ended December 31, 1999 to $57.1 million for the year ended December 31, 2000, an increase of 11.3%. General and administrative expenses as a percentage of revenue decreased from 9.5% in 1999 to 9.2% in 2000, primarily as the result of the increase in net revenue for 2000.

Provision for Doubtful Accounts. The provision for doubtful accounts is determined as a function of payor mix, billing practices, and other factors. Renal Care Group reserves for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. The provision for doubtful accounts increased from $14.6 million in 1999 to $16.9 million in 2000, an increase of $2.3 million, or 15.8%. The provision for doubtful accounts as a percentage of net revenue remained consistent at 2.7% in both 1999 and 2000.

Depreciation and Amortization. Depreciation and amortization increased from $27.8 million for the year ended December 31, 1999 to $32.3 million for the year ended December 31, 2000, an increase of 16.2%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of the goodwill and other intangible assets associated with acquisitions accounted for as purchases.

Restructuring Charge. The Company recorded a restructuring charge of $9.2 million during 2000. The charge resulted from the Company's decision to cease providing wound care services on or before June 30, 2001 and to focus on its core dialysis business. The restructuring charge principally represented impairment charges for goodwill and property and equipment associated with the wound care business along with anticipated severance costs, contract termination costs and other associated charges. During the second quarter of 2001, the Company sold certain assets and transferred certain liabilities associated with the wound care business in a transaction with a third party. Proceeds from this transaction equaled the net book value of the assets sold less liabilities transferred; accordingly, no gain or loss was recognized in 2001.

Merger Expenses. Merger expenses of $3.8 million for the year ended December 31, 2000, represent legal, accounting and employee severance costs and related benefits and other costs associated with the assimilation and transition of the merger with Renal Disease Management by Physicians, Inc. Merger expenses of $4.3 million for the year ended December 31, 1999, represent legal, accounting and employee severance costs and related benefits and other costs associated with the assimilation and transition of the merger with Dialysis Centers of America, Inc.

Income from Operations. Income from operations increased from $92.4 million for the year ended December 31, 1999 to $101.2 million for the year ended December 31, 2000, an increase of 9.5%. Income from operations as a percentage of net revenue decreased from 17.1% in 1999 to 16.3% in 2000 largely as a result of the restructuring charge and other factors discussed above.

Interest Expense, Net. Interest expense of $5.0 million for the year-ended December 31, 2000 decreased $1.2 million compared to $6.2 million for the year ended December 31, 1999. The decrease was principally the result of lower average borrowings during 2000.

Minority Interest. Minority interest represents the proportionate equity interest of other partners in the Company's consolidated entities that are not wholly owned; whose financial results are included in the Company's consolidated results. Minority interest as a percentage of net revenue increased to 1.6% in 2000 from 1.4% in 1999. This increase was the result of continued operational improvements in the operations of Renal Care Group's joint ventures, primarily those in Ohio and Oregon.

Income Tax Expense. Income tax expense increased from $31.4 million in 1999 to $34.7 million in 2000, an increase of 10.5%. The increase is a result of pre-tax earnings increasing by approximately 9.8%. In addition, the Company's effective income tax rate increased from 40.0% to 40.3% in 2000 largely as a result of non-deductible merger costs and non-deductible restructuring charges incurred during 2000.

Net Income. Net income increased from $47.1 million in 1999 to $51.5 million in 2000, an increase of 9.3%. This increase was a result of the items discussed above.

Liquidity and Capital Resources

Renal Care Group requires capital primarily to acquire and develop dialysis centers, to purchase property and equipment for existing centers, and to finance working capital needs. At December 31, 2001, the Company's working capital was $102.8 million; cash and cash equivalents were $27.4 million; and the Company's current ratio was 1.9 to 1.0. Renal Care Group's working capital increased during the year primarily as a result of acquisitions and the increase in operating cash flows.

Net cash provided by operating activities was $133.2 million for the year ended December 31, 2001. Cash provided by operating activities consists of net income before depreciation and amortization expense, adjusted for changes in components of working capital. Net cash used in investing activities was $107.4 million for the year ended December 31, 2001. Cash used in investing activities consisted primarily of $65.7 million of purchases of property and equipment and $38.4 million of cash paid for acquisitions, net of cash acquired. Net cash used in financing activities was $28.3 million for the year ended December 31, 2001. Cash used in financing activities primarily reflects $54.0 million in net payments under Renal Care Group's line of credit partially offset by $29.3 million in net proceeds from the issuance of common stock upon the exercise of stock options.

The Company is a party to a Second Amendment to its First Amended and Restated Loan Agreement with a group of banks. Lender commitments under the amended loan agreement were reduced to $129.5 million in August 2001. Borrowings under the credit facility may be used for acquisitions, capital expenditures, working capital and general corporate purposes. No more than $25.0 million of the credit facility may be used for working capital purposes. Within the working capital sublimit, Renal Care Group may borrow up to $5.0 million in swing line loans. Lender commitments will remain at $129.5 million through August 2002, and will then be reduced to $101.8 million through August 2003. To the extent any amounts are outstanding under this line of credit, these amounts will be due and payable in full on August 4, 2003. As of December 31, 2001, no amount was outstanding under this agreement. This variable rate debt instrument carries a degree of interest rate risk. Specifically variable rate debt may result in higher interest costs to the Company if interest rates rise.

Each of Renal Care Group's subsidiaries has guaranteed all of Renal Care Group's obligations under the loan agreement. Further, Renal Care Group's obligations under the loan agreement, and the obligations of each of its subsidiaries under its guaranty, are secured by a pledge of the equity interests held by Renal Care Group in each of the subsidiaries. Financial covenants are customary based on the amount and duration of this commitment.

A significant component of Renal Care Group's growth strategy is the acquisition and development of dialysis facilities. There can be no assurance that Renal Care Group will be able to identify suitable acquisition candidates or to close acquisition transactions with them on acceptable terms. Management of Renal Care Group believes that existing cash and funds from operations, together with funds available under the line of credit, will be sufficient to meet Renal Care Group's acquisition, expansion, capital expenditure and working capital needs for the foreseeable future. However, in order to finance certain large strategic acquisition opportunities, Renal Care Group may incur additional short and long-term bank indebtedness and may issue equity or debt securities. The availability and terms of any future indebtedness or securities will depend on market and other conditions. There can be no assurance that any additional financing, if required, will be available on terms acceptable to Renal Care Group.

Capital expenditures of between $50.0 million and $55.0 million, primarily for equipment replacement, expansion of existing dialysis facilities and construction of de novo dialysis facilities are planned in 2002. The Company expects that these capital expenditures will be funded with cash provided by operating activities and the Company's existing credit facility. Management believes that capital resources available to Renal Care Group will be sufficient to meet the needs of its business, both on a short- and long-term basis.

Management, from time to time, determines the appropriateness of repurchasing common stock in accordance with a repurchase plan authorized by the Board of Directors in October 2000. In the fourth quarter of 2001, Renal Care Group repurchased 100,000 shares of common stock for approximately $3.1 million. In the first quarter of 2002, Renal Care Group repurchased 280,000 shares of common stock for approximately $8.3 million. Management expects to repurchase additional shares of common stock during 2002.

On January 22, 2002, the Securities and Exchange Commission issued a financial reporting release, FR-61, *Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations.* This release encourages public companies to give investors additional information about funds that will be required to operate its business in the future under agreements that are in place today. In accordance with FR-61, the following table gives information about the Company's existing contractual obligations. At December 31, 2001, Renal Care Group had no significant contingent commitments.

	Payments Due by Period				
Contractual Obligations	Total	Less Than One year	1 - 3 Years	3 -5 Years	After 5 Years
(in thousands)					
Capital leases and other notes payable	$ 4,502	$ 726	$ 1,014	$ 456	$ 2,306
Operating leases	118,053	19,614	33,675	24,987	39,777
Medical director fee obligations	75,754	15,531	25,441	18,135	16,647
Total contractual cash obligations	$ 198,309	$ 35,871	$ 60,130	$ 43,578	$ 58,730

Newly Issued Accounting Standards

On June 29, 2001, the Financial Accounting Standards Board approved the issuance of Statements of Financial Accounting Standards No. 141, *Business Combinations* (SFAS No. 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 141 eliminates the pooling-of-interests method of accounting for all business combinations except those initiated prior to July 1, 2001. Additionally, this statement changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 supersedes APB Opinion No. 17, *Intangible Assets*, that previously required goodwill and intangible assets be amortized over a life not to exceed 40 years. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be amortized but must be reviewed at least annually for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS No. 142 does not impose a limit on the useful lives of separable intangible assets. The provisions of SFAS No. 142 apply currently to goodwill and intangible assets acquired after June 30, 2001 and upon adoption of the statement with respect to goodwill and intangibles acquired prior to July 1, 2001. Management believes the impact of the application of the provisions of SFAS No. 142 relating to the amortization of goodwill will favorably affect the Company's earnings in 2002 by up to $0.05 per share. During 2002, Renal Care Group will finalize its testing for goodwill impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount, if any, of impairment. Management expects to complete the first of the required impairment tests of goodwill and indefinite lived intangible assets during the first six months of 2002. While preliminary results of this testing indicate no potential impairment exists, to the extent such impairments are identified, the resulting charges will be reflected as the cumulative effect of a change in accounting principle as of January 1, 2002. We have not yet determined what the effect of these tests will be on our financial position or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS No. 144 removes goodwill from its scope and clarifies other implementation issues related to SFAS No. 121. SFAS No. 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. We have reviewed the provisions of SFAS No. 144 and believe that upon adoption, it will not have a significant effect on our consolidated financial position or results of operations.

Impact of Inflation

A substantial portion of Renal Care Group's net revenue is subject to reimbursement rates that are regulated by the federal government and do not automatically adjust for inflation. Renal Care Group is unable to increase the amount it receives for the services provided by its dialysis business that are reimbursed under the Medicare composite rate. Increased operating costs due to inflation, such as labor and supply costs, without a corresponding increase in reimbursement rates, may adversely affect Renal Care Group's results of operations, financial condition and business.

Forward-Looking Information

Certain of the statements included in this Annual Report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Many of these statements appear in the Chairman's letter to shareholders. Renal Care Group's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases like "believe," "expect," "intend," "anticipate," "estimate" and similar expressions or by future or conditional verbs such as "will," "should," "would" and "could". These forward-looking statements reflect management's expectations and are based upon currently available information. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Renal Care Group to differ materially from those expressed or implied by the forward-looking statements, including risks related to: compliance with health care and other applicable laws; the integration of acquired companies; changes in the Medicare and Medicaid programs; risks related to EPO; payment reductions by private insurers, hospitals or managed care organizations; changes in the health care delivery, financing or reimbursement systems; and the risk that the lab settlement may not be finalized. These and other factors affecting the company are discussed in more detail in Renal Care Groups' reports filed with the Securities and Exchange Commission, including without limitation Renal Care Group's annual report on Form 10-K for the year ended December 31, 2001, and its quarterly reports on Form 10-Q.

Report of Independent Auditors

The Board of Directors
Renal Care Group, Inc.

We have audited the accompanying consolidated balance sheets of Renal Care Group, Inc. as of December 31, 2000 and 2001, and the related consolidated income statements, statements of stockholders' equity, and statements of cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renal Care Group, Inc. at December 31, 2000 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
February 16, 2002

(In thousands)	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,902	$ 27,423
Accounts receivable, less allowance for doubtful accounts of $47,392 in 2000 and $45,260 in 2001	122,816	127,056
Inventories	12,881	16,292
Prepaid expenses and other current assets	19,188	18,584
Income taxes receivable	5,426	7,058
Deferred income taxes	19,294	16,894
Total current assets	209,507	213,307
Property, plant and equipment, net	139,573	175,925
Goodwill and other intangibles, net	228,227	256,622
Other assets	5,365	6,403
Total assets	$ 582,672	$ 652,257
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,951	$ 28,198
Accrued compensation	28,714	32,048
Due to third-party payors	27,050	27,699
Accrued expenses and other current liabilities	18,401	21,797
Current portion of long-term debt	476	726
Total current liabilities	100,592	110,468
Long-term debt, net of current portion	58,316	3,776
Deferred income taxes	13,640	12,728
Minority interest	16,002	15,034
Total liabilities	188,550	142,006
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	–	–
Common stock, $0.01 par value, 90,000 shares authorized, 47,087 and 49,597 shares issued at December 31, 2000 and 2001, respectively	471	496
Treasury stock, 100 shares of common stock at December 31, 2001	–	(3,059)
Additional paid-in capital	234,738	277,300
Retained earnings	158,913	235,514
Total stockholders' equity	394,122	510,251
Total liabilities and stockholders' equity	$ 582,672	$ 652,257

See accompanying notes to consolidated financial statements.

Consolidated Income Statements

(In thousands, except per share data)	Year Ended December 31, 1999	2000	2001
Net revenue	$ 541,895	$ 622,575	$ 755,082
Operating costs and expenses:			
Patient care costs	351,367	402,009	489,271
General and administrative expenses	51,315	57,104	64,530
Provision for doubtful accounts	14,632	16,949	20,290
Depreciation and amortization	27,835	32,321	38,945
Restructuring charge	–	9,235	–
Merger expenses	4,300	3,766	–
Total operating costs and expenses	449,449	521,384	613,036
Income from operations	92,446	101,191	142,046
Interest expense, net	6,224	5,015	2,636
Income before income taxes and minority interest	86,222	96,176	139,410
Minority interest	7,768	10,011	15,478
Income before income taxes	78,454	86,165	123,932
Provision for income taxes	31,367	34,706	47,331
Net income	$ 47,087	$ 51,459	$ 76,601
Net income per share:			
Basic	$ 1.05	$ 1.12	$ 1.59
Diluted	$ 1.00	$ 1.07	$ 1.52
Weighted average shares outstanding:			
Basic	45,015	46,048	48,113
Diluted	47,052	47,948	50,433

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 1998	44,491	$ 445	–	$ –	$ 186,948	$ 60,367	$ 247,760
Issuance of common stock in acquisitions	99	1	–	–	2,999	–	3,000
Net income	–	–	–	–	–	47,087	47,087
Common stock issued and related income tax benefit	730	7	–	–	13,985	–	13,992
Balance at December 31, 1999	45,320	453	–	–	203,932	107,454	311,839
Net income	–	–	–	–	–	51,459	51,459
Common stock issued and related income tax benefit	1,767	18	–	–	30,806	–	30,824
Balance at December 31, 2000	47,087	471	–	–	234,738	158,913	394,122
Net income	–	–	–	–	–	76,601	76,601
Common stock issued and related income tax benefit	2,510	25	–	–	42,562	–	42,587
Repurchase of common stock held in treasury	–	–	100	(3,059)	–	–	(3,059)
Balance at December 31, 2001	49,597	$ 496	100	$ (3,059)	$ 277,300	$ 235,514	$ 510,251

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	1999	2000	2001
(In thousands)			
OPERATING ACTIVITIES			
Net income	$ 47,087	$ 51,459	$ 76,601
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,835	32,321	38,945
Loss on sale of property and equipment	362	567	1,266
Income applicable to minority interest	7,768	10,011	15,478
Distributions to minority shareholders	(4,231)	(7,333)	(16,446)
Deferred income taxes	(6,793)	2,016	1,488
Loss from restructuring	–	9,235	–
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(16,237)	(20,863)	(4,240)
Inventories	(3,480)	113	(2,832)
Prepaid expenses and other current assets	(3,698)	(5,757)	604
Accounts payable	1,551	3,500	2,247
Accrued compensation	3,433	9,898	2,625
Due to third-party payors	5,209	4,773	649
Accrued expenses and other current liabilities	842	(2,749)	5,168
Income taxes	4,190	2,510	11,648
Net cash provided by operating activities	63,838	89,701	133,201
INVESTING ACTIVITIES			
Proceeds from sale of property and equipment	336	4,390	1,078
Purchases of property and equipment	(45,963)	(45,741)	(65,672)
Cash paid for acquisitions, net of cash acquired	(17,158)	(28,063)	(38,403)
Increase (decrease) in other assets	1,968	(331)	(4,415)
Net cash used in investing activities	(60,817)	(69,745)	(107,412)
FINANCING ACTIVITIES			
Net borrowings (payments) under line of credit	11,728	(20,229)	(54,000)
Payments on long-term debt	(27,975)	(13,207)	(516)
Proceeds from issuance of long-term debt	1,872	2,879	–
Net proceeds from issuance of common stock	6,372	24,399	29,307
Repurchase of treasury shares	–	–	(3,059)
Net cash used in financing activities	(8,003)	(6,158)	(28,268)
(Decrease) increase in cash and cash equivalents	(4,982)	13,798	(2,479)
Cash and cash equivalents, at beginning of year	21,086	16,104	29,902
Cash and cash equivalents, at end of year	$ 16,104	$ 29,902	$ 27,423
DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 6,603	$ 5,237	$ 2,520
Income taxes	$ 30,497	$ 32,768	$ 48,963
DISCLOSURES OF BUSINESS ACQUISITIONS			
Fair value of assets acquired	$ 20,428	$ 29,721	$ 39,108
Liabilities assumed	270	1,658	705
Common stock issued	3,000	–	–
Cash paid for acquisitions, net of cash acquired	$ 17,158	$ 28,063	$ 38,403

See accompanying notes to consolidated financial statements.

1. ORGANIZATION

Renal Care Group, Inc. (the "Company") provides dialysis services to patients with chronic kidney failure, also known as end-stage renal disease ("ESRD"). As of December 31, 2001, the Company provided dialysis and ancillary services to approximately 18,800 patients through 238 outpatient dialysis centers in 26 states. In addition to its outpatient dialysis center operations, as of December 31, 2001, the Company provided acute dialysis services through contractual relationships with 120 hospitals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries and joint venture partnerships over which the Company exercises majority-voting control and for which control is other than temporary. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

Inventories

Inventories consist of drugs, supplies and parts consumed in dialysis treatments and are stated at the lower of cost or market. Cost is determined using either the first-in, first-out method or the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the useful lives of the related assets, ranging from 3 to 40 years. Leasehold improvements are amortized using the straight-line method over the shorter of related lease terms or the useful lives.

Goodwill and Other Intangibles (In thousands)

Effective June 29, 2001, the Financial Accounting Standards Board approved the issuance of Statements of Financial Accounting Standards No. 141, *Business Combinations* (SFAS No. 141) and No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 141 eliminates the pooling-of-interests method of accounting for all business combinations except those initiated prior to July 1, 2001. Additionally, this statement changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 supersedes Accounting Principals Board ("APB") Opinion No. 17, Intangible Assets, that previously required goodwill and intangible assets be amortized over a life not to exceed 40 years. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be amortized but must be reviewed at least annually for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS No. 142 does not impose a limit on the useful lives of separable intangible assets. The provisions of SFAS No. 142 apply currently to goodwill and intangibles acquired after June 30, 2001 and upon adoption of the statement with respect to goodwill and intangibles acquired prior to July 1, 2001. The Company will adopt SFAS No. 142 on January 1, 2002. Management believes the impact of the application of the provisions of SFAS No. 142 relating to the amortization of goodwill will favorably affect the Company's earnings in 2002 by up to $0.05 per share. The Company has complied with the transitional requirements of such statement. Accordingly, during 2001, the Company did not recognize amortization expense for goodwill or intangible assets with indefinite lives acquired after June 30, 2001, but it continued to amortize all other acquired goodwill and intangibles in accordance with procedures described in the following paragraph.

As of December 31, 2000 and 2001, goodwill net of accumulated amortization was $221,699 and $255,103, respectively, and accumulated amortization of goodwill was $26,299 and $31,365, respectively. Goodwill acquired prior to July 1, 2001, was determined based on the criteria defined in APB Opinion No. 16, Business Combinations, and equaled the excess of purchase price over the fair value of net assets acquired. Goodwill acquired after June 30, 2001 was recognized in accordance with criteria established in SFAS No. 141.

During 2001, goodwill and non-competition agreements acquired prior to July 1, 2001, were amortized on a straight-line basis over a period of 40 years and the lives of the agreements, respectively. These amortization periods equate to a blended average of 35 years. Separable intangible assets, such as non-competition agreements, acquired after June 30, 2001 were amortized over the useful life of such assets. Goodwill and other intangible assets with indefinite lives that were acquired after June 30, 2001 were not amortized.

Due to Third-Party Payors

Due to third-party payors includes amounts received in excess of revenue recognized for specific billed charges. Such amounts are commonly referred to as overpayments. Overpayments received from Federally funded programs are reported to the Federal program in accordance with the program's established procedures. The amounts remain in due to third-party payors until either a refund is made or until the amount is recouped by the Federal payor. For overpayments received from non-federally funded payors, the Company uses various procedures to communicate and refund such amounts to the respective payor. Similar to the federally funded overpayments, such amounts remain in due to third-party payors until either a refund is made or until the amount is recouped by the payor.

Minority Interest

Minority interest represents the proportionate equity interest of other partners and stockholders in the Company's consolidated entities that are not wholly owned. As of December 31, 2001, the Company was the majority partner or member in 33 joint ventures.

Net Revenue

Net revenue is recognized as services are provided at the estimated net realizable amount from Medicare, Medicaid, commercial insurers and other third-party payors. The Company's net revenue is largely derived from the following sources:

- outpatient hemodialysis;
- ancillary services associated with outpatient dialysis, primarily the administration of EPO and other drugs;
- home dialysis services;
- inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;
- laboratory services; and
- management contracts with hospital-based medical university dialysis programs.

The Medicare and Medicaid programs, along with certain third-party payors, reimburse the Company at amounts that are different from the Company's established rates. Contractual adjustments represent the difference between the amounts billed for these services and the amounts that are reimbursable by third-party payors. A summary of the basis for reimbursement with these payors follows:

- *Medicare.* The Company is reimbursed by the Medicare program predominantly on a prospective payment system for dialysis services. Under the prospective payment system, each facility receives a composite rate per treatment. The composite rate differs among facilities to account for geographic differences in the cost of labor. Drugs and other ancillary services are reimbursed on a fee for service basis.

- *Medicaid.* Medicaid is a state-administered program with reimbursements varying by state. The Medicaid programs are separately administered in each state in which the Company operates, and they reimburse the Company predominantly on a prospective payment system for dialysis services rendered.

- *Other.* Other payments from commercial insurers, other third-party payors and patients are received pursuant to a variety of reimbursement arrangements. Generally payments from commercial insurers and other third-party payors are greater than those received from the Medicare and Medicaid programs.

Reimbursements from Medicare and Medicaid at established rates approximated 61%, 58% and 55% of net revenue for the years ended December 31, 1999, 2000 and 2001, respectively.

Provision for Doubtful Accounts

The provision for doubtful accounts is determined as a function of payor mix, billing practices, and other factors. The Company reserves for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and continually reviewing detailed accounts receivable agings.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Self Insurance Liability Claims
The Company is subject to medical malpractice and workers compensation claims or lawsuits in the ordinary course of business. Accordingly, the Company maintains insurance for individual malpractice claims exceeding certain individual and aggregate amounts. Similarly, the Company maintains workers compensation insurance for claims exceeding certain individual and aggregate amounts. The Company estimates its self-insured retention portion of the malpractice and workers compensation risks using historical claims data, demographic factors and other assumptions. The estimated accrual for malpractice and workers compensation claims could be significantly affected should current and future occurrences differ from trends identified with historical claims.

Fair Value of Financial Instruments

- *Cash and Cash Equivalents.* The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

- *Accounts Receivable, Accounts Payable and Accrued Liabilities.* The carrying amounts reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued liabilities approximate fair value. Accounts receivable are generally unsecured.

- *Long-Term Debt.* Based upon the borrowing rates currently available to the Company, the carrying amounts reported in the consolidated balance sheets for long-term debt approximate fair value.

Concentration of Credit Risks
The Company's primary concentration of credit risk exists within accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. Receivables from Medicare and Medicaid represented 57% and 45% of gross accounts receivable at December 31, 2000 and 2001, respectively. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity of the number of patients and payors and the geographic dispersion of the Company's operations.

The administration of erythropoietin ("EPO")is beneficial in the treatment of anemia, a medical complication frequently experienced by dialysis patients. Revenue from the administration of EPO was 26% of the net revenue of the Company for the years ended December 31, 1999 and 2000 and 25% of the net revenue of the Company for the year ended December 31, 2001. EPO is produced by a single manufacturer.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of
The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets as determined by independent appraisals or estimates of discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2001, in the opinion of management, there has been no impairment of long-fixed assets.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications had no effect on the net results of operations as previously reported.

3. BUSINESS ACQUISITIONS *(In thousands, except per share data)*

2001 Acquisitions

During 2001, the Company completed five acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price of these acquisitions amounted to $38,403 and consisted exclusively of cash. Each of the transactions involved the acquisition of entities that provide care to ESRD patients through owned hemodialysis facilities. The acquired businesses either strengthened the Company's existing market share within a specific geographic area or provided the Company with an entrance into a new market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all five of the acquisitions completed in 2001:

Inventory	$ 579
Property, plant and equipment, net	5,629
Intangible assets	1,675
Goodwill	30,325
Other assets	900
Total assets acquired	39,108
Total liabilities assumed	705
Net assets acquired	$ 38,403

The Company began recording the results of operations for each of these acquired companies at the effective date of each transaction. Three of the five transactions were completed prior to July 1, 2001, and resulted in goodwill of $6,428. Such amounts were amortized during 2001 using a 35-year period. The remaining two transactions were completed subsequent to June 30, 2001. Goodwill resulting from these transactions amounted to $24,077 and was not amortized during 2001 in accordance with the requirements of SFAS No. 142. All goodwill is expected to be deductible for tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements. Such amounts are amortized over the life of the contracts, which generally range from five to ten years.

2000 Acquisitions

During 2000, the Company completed three acquisitions accounted for under the purchase method of accounting. The aggregate purchase price of these transactions amounted to $28,063, and consisted exclusively of cash consideration. All such transactions involved the acquisition of entities that provided care to ESRD patients through owned hemodialysis facilities or acute in-patient dialysis services.

The Company's three acquisitions that were accounted for under the purchase method of accounting in 2000 resulted in goodwill and other intangibles of approximately $27,832. Goodwill and other intangibles are being amortized on a straight-line basis over an average of 35 years. The Company began recording the results of operations from these acquired companies beginning with the effective date of each transaction.

1999 Acquisitions

During 1999, the Company completed four acquisitions accounted for under the purchase method of accounting. All such transactions involved the acquisition of entities that provided care to ESRD patients through owned hemodialysis facilities or acute in-patient dialysis services.

The Company's four acquisitions that were accounted for under the purchase method in 1999 resulted in goodwill and other intangibles of approximately $18,841. Goodwill and other intangibles are being amortized on a straight-line basis over an average of 35 years. The Company began recording the results of operations from these acquired companies beginning with the effective date of each transaction.

Number of shares issued	99
Estimated value of shares issued	$ 3,000
Cash consideration	17,158
Aggregate purchase price	$ 20,158

Pro Forma Data (Unaudited)

The following summary, prepared on a pro forma basis, combines the results of operations of the Company and the acquired entities, as if each of the acquisitions had been consummated as of the beginning of the year preceding the year of acquisition, giving effect to adjustments such as amortization of intangibles, interest expense and related income taxes.

	Year Ended December 31,		
	1999	2000	2001
Pro forma net revenue	$ 574,294	$ 695,952	$ 781,349
Pro forma net income	$ 48,267	$ 55,558	$ 78,059
Pro forma net income per share			
Basic	$ 1.07	$ 1.21	$ 1.62
Diluted	$ 1.02	$ 1.16	$ 1.55

The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisitions had been completed prior to the beginning of the periods presented.

4. RESTRUCTURING CHARGE *(In thousands)*

During the third quarter of 2000, the Company recorded a one-time restructuring charge of $9,235 as a result of its plans to exit the wound care business. This charge consisted of early contract termination costs of $1,377, goodwill and property and equipment impairment charges of $5,973, severance costs of $1,200 and other administrative charges of $685. Management made the decision to exit this business as part of a long-term strategy to focus on its core dialysis business. Effective May 31, 2001, the Company sold certain assets and transferred certain liabilities associated with the wound care business in a transaction with a third party. Proceeds from this transaction equaled the net book value of the assets sold less the liabilities transferred; accordingly, no gain or loss was recognized. There are no remaining accrued expenses as of December 31, 2001 that relate to this restructuring charge.

5. PROPERTY, PLANT AND EQUIPMENT *(In thousands)*

Property, plant and equipment consist of the following

	December 31,	
	2000	2001
Medical equipment	$ 83,069	$ 102,387
Computer software and equipment	38,998	48,249
Furniture and fixtures	19,195	23,380
Leasehold improvements	49,407	67,072
Buildings	16,118	19,990
Construction-in-progress	6,101	12,134
	212,888	273,212
Less accumulated depreciation	(73,315)	(97,287)
	$ 139,573	$ 175,925

Depreciation expense was $19,459, $24,673 and $30,836 for the years ended December 31, 1999, 2000 and 2001, respectively.

6. LONG-TERM DEBT *(In thousands)*

Long-term debt consists of the following:

	December 31,	
	2000	2001
Line of credit, bearing interest at LIBO rate (7.48% at December 31, 2000)	$ 54,000	$ –
Equipment note payable	1,874	1,482
Other	2,918	3,020
	58,792	4,502
Less current portion	476	726
	$ 58,316	$ 3,776

Line of Credit
The Company has executed a Second Amendment to its First Amended and Restated Loan Agreement with a group of banks. The Second Amendment provided for an increase in the credit facility from $125,000 to $185,000 through August 2000 at which point the lender commitments were reduced to $157,300. Lender commitments were further reduced to $129,500 in August 2001. Borrowings under the credit facility may be used for acquisitions, capital expenditures, working capital and general corporate purposes. No more than $25,000 of the credit facility may be used for working capital purposes. Within the working capital sublimit, Renal Care Group may borrow up to $5,000 in swing line loans. Each of the Company's wholly owned subsidiaries has guaranteed repayment of this loan.

The Company has negotiated loan pricing based on a LIBO rate margin pursuant to leverage tiers. These leverage tiers extend from 0.75 to 2.25 times and are priced at a LIBO rate margin of 0.60% to 1.35%. Commitment fees are also priced pursuant to leverage ratio tiers. Commitment fees range from 0.20% to 0.30% pursuant to leverage ratios ranging between 0.75 and 2.25. Under the loan agreement, commitments range in amounts and dates through August 2003. Lender commitments will remain at $129,500 through August 2002, and will then be reduced to $101,800 through August 2003. All loans under the loan agreement will be due and payable on August 4, 2003. As of December 31, 2001, there was no amount outstanding under this agreement. The Company had $129,500 available under this agreement at December 31, 2001.

The Company's obligations under the loan agreement, and the obligations of each of the subsidiaries under its guaranty, are secured by a pledge of the equity interests held by the Company in each of its subsidiaries. Financial covenants are customary for the amount and duration of this commitment. The Company was in compliance with all such covenants at December 31, 2001.

Equipment Note Payable
The equipment note payable is to a vendor for certain equipment and software purchased by the Company. The note is payable in monthly installments through 2005.

Other
The other long-term debt consists of notes maturing at various times through April 2015.

The aggregate maturities of long-term debt at December 31, 2001 are as follows:

2002	$ 726
2003	655
2004	359
2005	363
2006	93
Thereafter	2,306
	$ 4,502

7. INCOME TAXES *(In thousands)*
The provision for income taxes consists of the following:

	Year Ended December 31,		
	1999	2000	2001
Current:			
Federal	$ 35,265	$ 30,012	$ 42,002
State and local	2,895	2,678	3,841
	38,160	32,690	45,843
Deferred:			
Federal	(6,477)	1,781	1,364
State and local	(316)	235	124
	(6,793)	2,016	1,488
Provision for income taxes	$ 31,367	$ 34,706	$ 47,331

At December 31, 2001, the Company has net operating loss carryforwards of approximately $91,731 for state income tax purposes that expire in years 2001 through 2021. The utilization of the state net operating loss carryforwards may be limited in future years due to the profitability of certain subsidiary corporations. Therefore, the Company has recorded a valuation allowance of $3,339 against the deferred tax asset attributable to the state net operating loss carryforwards. This represents an increase in the valuation allowance of $445.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2000	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 2,894	$ 3,414
Allowance for doubtful accounts	14,695	13,745
Accrued vacation and other accrued liabilities	8,288	6,753
Other	248	–
Less: Valuation allowance	(2,894)	(3,339)
	23,231	20,573
Deferred tax liabilities:		
Depreciation	6,626	6,128
Cash to accrual adjustments (Section 481)	216	–
Amortization	8,662	8,308
Investments in partnerships	2,073	1,705
Other	–	266
	17,577	16,407
Net deferred tax asset	$ 5,654	$ 4,166

The following is a reconciliation of the statutory federal and state income tax rates to the effective rates as a percentage of income before provision for income taxes as reported in the consolidated financial statements:

	Year Ended December 31,		
	1999	2000	2001
U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	2.5	3.0	2.5
Increase in valuation allowances	0.3	1.0	0.1
Other	2.2	1.3	0.6
Effective income tax rate	40.0%	40.3%	38.2%

8. STOCKHOLDERS' EQUITY *(In thousands, except per share data)*

Stock Option Plans

As of December 31, 2001, the Company had six stock option plans. The Company also issues options, referred to in these financial statements as Free Standing Options, outside of these plans. Options issued as Free Standing are for employees, officers, directors, and other key persons. Free Standing Options vest over various periods up to five years and have a term of ten years from the date of issuance.

Options issued under the 1999 and 1996 Employee Plans have similar terms and purposes. Specifically, options under each of these plans are available for grant to eligible employees and other key persons, the options vest over four to five years and have a term of ten years from the date of issuance. These plans were adopted in 1999 and 1996, and have 3,500 and 6,000 shares of common stock reserved for issuance, respectively.

Options issued under the Equity Compensation Plan ("Equity Plan") are for eligible employees and other key persons. The options vest over periods up to three years and have a term of ten years from the date of issuance. This plan was adopted by Dialysis Centers of America, Inc. ("DCA") in 1995 and there are 350 shares of common stock reserved for issuance. The Company merged with DCA in a pooling-of-interests transaction in February 1999.

Options issued under the 1994 Stock Option Plan ("1994 Plan") are for directors, officers and other key persons. These options vest over four years and the options have a term of ten years from the date of issuance. This plan was adopted in 1994 and there are 720 shares of common stock reserved for issuance.

Options issued under the Directors Plan are for non-management directors. These options vest immediately and have a term of ten years from the date of issuance. The plan was adopted in 1996 and there are 225 shares of common stock reserved for issuance.

Options issued under the RDM Plan are for directors, officers, and other key persons. These options vest immediately upon grant and have a term of 5 to 10 years from the date of issuance. The plan was adopted by Renal Disease Management by Physicians, Inc. ("RDM") in 1997, and there are 109 shares of common stock reserved for issuance. The Company merged with RDM in a pooling-of-interests transaction in April 2000.

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, but applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its plans. Therefore, compensation expense would generally be recorded only if on the date of grant the then current market price of the underlying stock exceeded the exercise price.

The following is a summary of option transactions during the period from January 1, 1999 through December 31, 2001:

	Free Standing	1999 Employee Plan	1996 Employee Plan	Equity Plan	1994 Plan	Directors Plan	RDM Plan	Exercise Price Range	Weighted Average Exercise Price
Balance at									
December 31, 1998	1,450	–	5,013	64	23	11	58	$ 0.11 - 29.50	$ 14.30
Granted	536	939	235	–	–	23	7	16.63 - 28.50	18.12
Exercised	(82)	–	(305)	(36)	–	–	–	0.11 - 22.00	11.99
Forfeited	–	–	(142)	(10)	–	–	–	3.33 - 24.67	17.85
Balance at									
December 31, 1999	1,904	939	4,801	18	23	34	65	3.33 - 29.50	15.17
Granted	–	1,538	350	–	–	22	–	15.94 - 29.03	16.08
Exercised	(419)	(82)	(1,092)	–	(6)	–	(39)	3.33 - 23.25	13.66
Forfeited	(19)	(20)	(202)	–	–	–	–	8.00 - 29.03	19.11
Balance at									
December 31, 2000	1,466	2,375	3,857	18	17	56	26	3.33 - 29.50	15.65
Granted	120	899	–	–	–	17	–	28.02 - 29.63	28.05
Exercised	(686)	(198)	(1,113)	(1)	(9)	(6)	(6)	3.33 - 25.58	13.39
Forfeited	(9)	(46)	(54)	–	–	–	–	8.00 - 28.02	18.07
Balance at									
December 31, 2001	891	3,030	2,690	17	8	67	20	$ 3.33 - 29.63	$ 18.27
Available for grant at									
December 31, 2001	–	169	74	–	–	146	–		
Exercisable at									
December 31, 2001	571	800	1,935	17	8	67	17		$ 15.99
Exercisable at									
December 31, 2000	1,065	417	2,149	18	16	56	20		
Exercisable at									
December 31, 1999	1,295	188	2,165	12	23	34	35		

The weighted-average fair value of options granted during 1999, 2000 and 2001 is $7.88, $7.71 and $12.40, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001.

Range of Exercise Prices	Number Outstanding As of December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As of December 31, 2001	Weighted Average Exercise Price
$ 3.33 - $ 14.50	1,258	4.54	$ 9.68	1,195	$ 9.50
$ 15.17 - $ 15.94	1,762	8.32	$ 15.89	601	$ 15.78
$ 16.09 - $22.00	2,477	7.00	$ 19.69	1,434	$ 20.13
$ 22.75 - $ 29.63	1,226	9.14	$ 27.63	185	$ 26.32
$ 3.33 - $ 29.63	6,723	7.27	$ 18.27	3,415	$ 15.99

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 1999	2000	2001
Expected volatility	40.0%	45.0%	45.0%
Expected dividend yield	None	None	None
Risk-free interest rate	5.00%	6.25%	3.75%
Expected life of options	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

	Year Ended December 31, 1999	2000	2001
Net income	$ 47,087	$ 51,459	$ 76,601
Pro forma compensation expense from stock options, net of taxes	5,979	6,304	3,870
Pro forma net income	$ 41,108	$ 45,155	$ 72,731
Pro forma net income per share:			
Basic	$ 0.91	$ 0.98	$ 1.51
Diluted	$ 0.87	$ 0.94	$ 1.44

Warrants

At December 31, 2001, the Company has outstanding warrants to purchase an aggregate of 108 shares of common stock that were issued in 1994 and 1995. These warrants have a term of ten years from the date of issuance and an exercise price of $3.33 per share.

9. OPERATING LEASES *(In thousands)*

The Company rents office and medical facilities under lease agreements that are classified as operating leases for financial statement purposes. At December 31, 2001, future minimum rental payments under noncancelable operating leases with terms of one year or more consist of the following:

2002	$ 19,614
2003	17,643
2004	16,032
2005	13,863
2006	11,124
Thereafter	39,777
	$ 118,053

Rent expense was $17,189, $19,164 and $22,624 for the years ending December 31, 1999, 2000 and 2001, respectively.

10. EMPLOYEE BENEFIT PLANS *(In thousands)*

Defined Contribution Plans

The Company has qualified defined contribution plans covering substantially all employees that permit participants to make voluntary contributions. The Company pays all general and administrative expenses of the plans and makes matching contributions on behalf of the employees. The Company made contributions relating to these plans totaling $1,532, $1,734 and $1,960 for the years ended December 31, 1999, 2000 and 2001, respectively.

Employee Stock Purchase Plan

Effective April 1996, the Company adopted an Employee Stock Purchase Plan ("Stock Purchase Plan") to provide substantially all employees an opportunity to purchase shares of its common stock in amounts not to exceed 10% of eligible compensation or $25 of common stock each calendar year. Annually, the participant's December 31 account balance is used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning of the year or December 31. A total of 348 shares are available for purchase under the plan. At December 31, 2000 and 2001, $1,331 and $1,571, respectively, were included in accrued wages and benefits relating to the Stock Purchase Plan.

11. EARNINGS PER SHARE *(In thousands, except per share data)*

In accordance with SFAS No. 128, *Earnings Per Share,* basic net income per share is based on the weighted average number of common shares outstanding during the periods. Diluted net income per share is based on the weighted average number of common shares outstanding during the periods plus the effect of dilutive stock options and warrants using the treasury stock method.

The following table sets forth the computation of basic and diluted net income per share.

	Year Ended December 31,		
	1999	2000	2001
Numerator:			
Numerator for basic and diluted net income per share	$ 47,087	$ 51,459	$ 76,601
Denominator:			
Denominator for basic net income per share weighted-average shares	45,015	46,048	48,113
Effect of dilutive securities:			
Stock options	1,529	1,498	2,087
Warrants	508	402	233
Denominator for diluted net income per share-adjusted weighted-average shares and assumed conversions	47,052	47,948	50,433
Basic net income per share	$ 1.05	$ 1.12	$ 1.59
Diluted net income per share	$ 1.00	$ 1.07	$ 1.52

12. COMMITMENTS AND CONTINGENCIES *(In thousands)*

On August 30, 2000, 19 patients were hospitalized and one patient died shortly after becoming ill while receiving treatment at one of the Company's dialysis centers in Youngstown, Ohio. One of the 19 hospitalized patients also died some time later.

In March 2001, the Company was sued in Mahoning County, Ohio by one of the affected patients for injuries related to the August 30, 2000 illnesses. Additional suits have been filed, and as of December 31, 2001, a total of 11 suits were pending. The suits allege negligence, medical malpractice and product liability. Additional defendants are named in each of the suits. Additional defendants in some of the suits include the water system vendors who installed and maintained the water system in the dialysis center. Renal Care Group has denied the allegations and has filed cross-claims against the water system vendors. Renal Care Group intends to pursue these cross-claims vigorously. Additional suits arising out of these illnesses may be filed in the future. Management believes that Renal Care Group's insurance should be adequate to cover these illnesses and does not anticipate a material adverse effect on the Company's consolidated financial position or results of operation.

On December 12, 2000, the Company reached an agreement in principle with the U.S. Attorney for the Southern District of Mississippi to settle claims arising out of alleged inadequacies in physician documentation related to lab tests performed by its laboratory subsidiary, RenaLab, Inc. The terms of such settlement provided that the Company would pay $1,980 to the Medicare program. This amount was recorded during the fourth quarter of 2000 and was paid in January 2002, when the Company and the government finalized the terms of a corporate integrity agreement.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and, except as referenced above, is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

The Company is involved in other litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations.

The Company generally engages practicing board-certified or board-eligible nephrologists to serve as medical directors for its centers. Medical directors are responsible for the administration and monitoring of the Company's patient care policies, including patient education, administration of dialysis treatment, development programs and assessment of all patients. The Company pays medical director fees that are consistent with the fair market value of the required supervisory services. Such medical director agreements typically have a term of seven years with a three-year renewal option. As of December 31, 2001, estimated commitments for medical director fees for the year 2002 were $15.5 million and were $75.8 million over the lives of the agreements.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) *(In thousands, except per share data)*
The following tables include, for 2000 and 2001, certain selected quarterly financial data. In the opinion of the Company's management this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information included therein. The operating results for any quarter are not necessarily indicative of results for any future period.

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 149,657	$ 154,152	$ 156,505	$ 162,261
Operating expenses	114,281	117,521	119,311	124,949
Depreciation and amortization	7,772	7,808	8,154	8,587
Restructuring charge	–	–	9,235	–
Merger expenses	–	3,766	–	–
Income from operations	27,604	25,057	19,805	28,725
Interest expense, net	1,496	1,366	1,126	1,027
Minority interest	2,169	2,258	2,428	3,156
Income before income taxes	23,939	21,433	16,251	24,542
Income taxes	9,091	9,484	6,449	9,682
Net income	$ 14,848	$ 11,949	$ 9,802	$ 14,860
Net income per share:				
Basic	$ 0.33	$ 0.26	$ 0.21	$ 0.32
Diluted	$ 0.31	$ 0.25	$ 0.20	$ 0.31

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 174,778	$ 183,455	$ 193,149	$ 203,700
Operating expenses	133,131	139,451	146,665	154,842
Depreciation and amortization	8,852	9,296	9,997	10,800
Income from operations	32,795	34,708	36,487	38,058
Interest expense, net	999	1,274	198	166
Minority interest	3,130	3,722	4,104	4,522
Income before income taxes	28,666	29,712	32,185	33,370
Income taxes	10,952	11,351	12,288	12,740
Net income	$ 17,714	$ 18,361	$ 19,897	$ 20,630
Net income per share:				
Basic	$ 0.37	$ 0.39	$ 0.41	$ 0.42
Diluted	$ 0.36	$ 0.37	$ 0.39	$ 0.40



Standing left to right – Front row: Sam A. Brooks, Kenneth E. Johnson, Jr., M.D., Stephen D. McMurray, M.D., W. Tom Meredith, M.D., Harry R. Jacobson, M.D., and Thomas A. Lowery, M.D. *Back row:* John D. Bower, M.D., William V. Lapham and Joseph C. Hutts.

Sam A. Brooks
Chairman of the Board
President and Chief Executive Officer
Renal Care Group, Inc.
Nashville, Tennessee

John D. Bower, M.D.
Former Chief of Division of Nephrology & Hypertension
University of Mississippi Medical Center
Chairman of the Board of Directors of Kidney Care Foundation
Jackson, Mississippi

Joseph C. Hutts
President and Chief Executive Officer
Surgis, Inc.
Nashville, Tennessee

Harry R. Jacobson, M.D.
Vice Chancellor for Health Affairs
Vanderbilt University Medical Center
Nashville, Tennessee

Kenneth E. Johnson, Jr., M.D.
Arizona Nephrology Associates and RENALWEST
Mesa, Arizona

William V. Lapham
Former Senior Partner
Ernst & Young
Retired
Naples, Florida

Thomas A. Lowery, M.D.
Tyler Nephrology Associates
Tyler, Texas

Stephen D. McMurray, M. D.
Indiana Regional Medical Consultants
Fort Wayne, Indiana

W. Tom Meredith, M.D.
Former Clinical Associate Professor
The University of Kansas School of Medicine
Former President
Kansas Nephrology Physicians, P.A.
Wichita, Kansas

Officers

R. Dirk Allison
Executive Vice President and Chief Financial Officer
Nashville, Tennessee

John L. Anderson
Vice President, Human Resources and Administration
Nashville, Tennessee

Sheryl J. Baker
Vice President, Regional Chief Operating Officer
Wichita, Kansas

Timothy J. Balch
Vice President, Renal Partners
Nashville, Tennessee

Sam A. Brooks
President and Chief Executive Officer
Nashville, Tennessee

Gary A. Brukardt
Executive Vice President and Chief Operating Officer
Nashville, Tennessee

Douglas B. Chappell
Senior Vice President, General Counsel
Nashville, Tennessee

Michael S. Coggin
Vice President, Internal Audit
Nashville, Tennessee

Gerald A. Cullen
Vice President, Construction
Nashville, Tennessee

Dean J. Danielson
Vice President, Regional Chief Operating Officer
Phoenix, Arizona

David M. Dill
Vice President, Finance/Accounting
Nashville, Tennessee

Carol A. Gleber
Group Senior Vice President
Dallas, Texas

Christi D. Griffin
Vice President, Assistant General Counsel
Nashville, Tennessee

Raymond M. Hakim, M.D., Ph.D.
Executive Vice President and Chief Medical Officer
Nashville, Tennessee

David W. Holst
Group Senior Vice President
Indianapolis, Indiana

Carolyn E. Latham
Vice President, Clinical Operations
Nashville, Tennessee

Bryan H. Lipinski
Vice President, Regional Chief Operating Officer
Dallas, Texas

James C. Lordeman
Senior Vice President, Operations
Nashville, Tennessee

David M. Maloney
Senior Vice President, Information Services
Nashville, Tennessee

Timothy P. Martin
Group Senior Vice President
Cleveland, Ohio

J. Michael Maudlin
Vice President, Operations Finance
Nashville, Tennessee

A. Joe McLellan
Vice President, Development
Nashville, Tennessee

Stephen M. O'Bryan
Vice President, Regional Chief Operating Officer
Jackson, Mississippi

Joseph P. Pulliam, M.D.
Vice President
Portland, Oregon

Dawn T. Sharp
Vice President and Compliance Officer
Nashville, Tennessee

Robert K. Stillwell
Senior Vice President, Strategic Development
Nashville, Tennessee

G. Austin Triggs
Senior Vice President, Development
Nashville, Tennessee

Rebecca L. Wingard, RN, CNN
Vice President, Quality
Nashville, Tennessee

William D. Woolverton
Vice President, Regional Chief Operating Officer
Portland, Oregon



Executive Officers
Back row standing, left to right: R. Dirk Allison, Raymond M. Hakim, M.D. and Gary A. Brukardt. *Seated:* Sam A. Brooks



Corporate Operations
Back row standing, left to right: David M. Maloney, J. Michael Mauldin, John L. Anderson, Gerald A. Cullen and Timothy J. Balch
Seated middle: James C. Lordeman
Seated front row, left to right:
Carolyn E. Latham and Gary A. Brukardt



Regional Operations
Back row standing, left to right: David W. Holst, Stephen M. O'Bryan, Bryan H. Lipinski, Dean J. Danielson and Michael T. Burney
Middle row seated, left to right:
William D. Woolverton and Timothy P. Martin
Front row seated, left to right: Sheryl J. Baker and Gary A. Brukardt



Finance & Development
Back row, standing: left to right: A. Joe McLellan, Douglas B. Chappell, Donna H. Hughes and Michael S. Coggin
Seated in front: left to right: R. Dirk Allison, David M. Dill and G. Austin Triggs



Standing left to right – Third row: Braxter Irby, M.D., Richard Parker, M.D., Joe Pulliam, M.D. and James Cotton, M.D.; *Second row:* Brian Duffy, M.D., Thomas Crouch, M.D., Cecile Humphreys, Dennis Ross, M.D., Robert Benz, M.D. and Robert Dettmer, M.D.; *Front row:* Doug Anderson, M.D., Janis Birchall, M.D., Raymond Hakim, M.D., Ph.D, Rebecca Wingard, RN, MSN, CNN and Jay Dalal, M.D.; *Absent :* Richard May, M.D. and Robert Ramirez, M.D.

Independent Public Accountants
Ernst & Young LLP
Nashville, Tennessee

Corporate Counsel
Alston & Bird LLP
Atlanta, Georgia

Transfer Agent
First Union National Bank
Charlotte, North Carolina

Corporate Headquarters
Renal Care Group, Inc.
2100 West End Avenue, Suite 800
Nashville, Tennessee 37203
(615) 345-5500
www.renalcaregroup.com

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Shareholder Relations, Renal Care Group, Inc., 2100 West End Avenue, Suite 800, Nashville, TN 37203.

Common Stock
The Company's Common Stock has been traded on The New York Stock Exchange under the symbol "RCI" since November 13, 2001. Between February 7, 1996, the date of the Company's initial public offering, and November 13, 2001, the Company's Common Stock traded on the Nasdaq Stock Market (National Market) under the symbol "RCGI." The following table sets forth the quarterly high and low closing sales prices as reported by the New York Stock Exchange or the Nasdaq National Market System, as appropriate, for the last two years.

2000	High	Low
First Quarter	27.875	16.375
Second Quarter	25.375	19.750
Third Quarter	28.250	14.500
Fourth Quarter	28.625	17.125

2001	High	Low
First Quarter	27.438	23.813
Second Quarter	32.890	23.430
Third Quarter	33.890	26.800
Fourth Quarter	33.110	29.000

As of April 8, 2002, the Company had approximately 170 stockholders of record and approximately 14,300 beneficial owners.

The Company has never paid any cash dividend on its capital stock. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business, and therefore, does not anticipate that any dividend will be declared or paid on the Common Stock in the foreseeable future.

Renal Care Group

Renal Care Group, Inc.
2100 West End Avenue, Suite 800
Nashville, Tennessee 37203
www.renalcaregroup.com